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                                                                      EXHIBIT 99
                                                                      ----------
                               MGI PHARMA, INC.
                              Report of Form 10-Q
                                 June 30, 2000

Cautionary Statements for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information without fear of litigation so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the statement. We desire to take advantage of these "safe harbor" provisions and are filing this Exhibit 99 in order to do so. Accordingly, we hereby identify the following important factors which could cause our actual results to differ materially from any such results which may be projected, forecast, estimated or budgeted by us in forward-looking statements made by us from time to time in reports, proxy statements, registration statements and other written communications, or in oral forward-looking statements made from time to time by the company's officers and agents. We do not intend to update any of these forward-looking statements after the date of this Form 10-Q to conform them to actual results.

If we are unable to sustain profitability in the future, we may be unable to continue our operations.

We have a limited history of profitability. In order to maintain our profitability, we must continue to generate revenues from the sale of our commercially available products, particularly Salagen Tablets, at or beyond current levels. In addition, our ability to remain profitable will depend upon the amount of operating expenses that we incur in the future, including expenses relating to the development and commercialization of irofulven and any other products that we acquire, license or develop. We expect to significantly increase our research and development expenses over the next several years as we continue to devote even more resources to the development and commercialization of irofulven and other product candidates. Therefore, unless we are able to significantly increase revenues from the sale of Salagen Tablets and our other commercially available products, we will not be able to maintain our profitability at recent levels, if at all. Any adverse events relating to the sale of Salagen Tablets, including increased competition in the markets in which we compete, could adversely impact our ability to generate such revenues. For example, as a result of the expiration of our orphan drug status in March 2001 for the treatment of symptoms of radiation-induced xerostomia in head and neck cancer patients and in 2005 for the Sjogren's syndrome indication, we may face competition from manufacturers of generic versions of Salagen Tablets. Furthermore, because research and development costs are generally independent of revenues, a delay or decline in revenues from the sale of our currently available products could cause our operating results to decline significantly in any given quarter. If we are unable to maintain our profitability, our ability to continue our business operations as planned may be harmed.

Our operating results may fluctuate significantly, which may adversely affect our stock price.

If our operating results do not meet the expectations of investors or securities analysts, our stock price may decline. Our operating results may fluctuate significantly from period to period due to a variety of factors including:

     o    changing demand for our current products, particularly Salagen
          Tablets;

     o    the introduction by others of competing products;

     o    the pace and breadth of our development programs;

     o expenditures incurred to acquire, license, develop and promote additional products;

     o    availability of product supply from third-party manufacturers;

     o    changes in sales and marketing expenditures; and

     o    the timing of licensing and royalty revenues.
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Variations in the timing of our future revenue could cause significant fluctuations in operating results from period to period and may result in unanticipated earnings shortfalls or losses. Therefore, we do not believe that period-to-period comparisons of our operating results are meaningful. However, securities analysts and investors may set expectations about our business based upon past operating results. Consequently, if our operating results do not follow past trends, our stock price may decline.

We depend upon the sale of Salagen Tablets for substantially all of our product revenues. If any factor adversely impacts sales of Salagen Tablets, our product revenues will decrease and may decrease significantly.

We currently derive substantially all of our product revenues from the sale of Salagen Tablets. U.S. sales of Salagen Tablets represented 97 percent of our total product sales and 77 percent of our total revenue, excluding interest income, in the first six months of 2000, and represented 97 percent of our total product sales and 73 percent of our total revenue, excluding interest income, for the year ended December 31, 1999. Any factor adversely affecting sales of Salagen Tablets could have a material adverse effect on our business, financial condition and results of operations. In March 2001, our orphan drug status for Salagen Tablets as a treatment for the symptoms of radiation-induced xerostomia in head and neck cancer patients will expire. As a result, competing generic products may enter this market. In addition, we are aware of two currently marketed products which compete with Salagen Tablets. If sales of Salagen Tablets decline as a result of this competition, or for any other reason, our product revenues will decline.

If we do not receive regulatory approvals of irofulven or any of our other product candidates, or if regulatory approval is delayed for any reason, we will be unable to commercialize and sell our products as we expect.

Government regulation in the United States and abroad is a significant factor in the development, manufacturing and marketing of our products. Prior to marketing, each of our products must undergo an extensive regulatory approval process conducted by the FDA in the United States and by comparable agencies in other countries. The approval process can take many years and require the expenditure of substantial resources. There is a risk that any product we develop will not be approved by the FDA or any foreign regulatory authority in a timely manner, if at all. Generally, only a very small percentage of newly discovered pharmaceutical compounds that enter preclinical development are approved for sale. Once a product is approved for sale, we must also submit any labeling, advertising and promotional material to the FDA for review. There is a risk that the FDA will prohibit use of the marketing material in the form we desire, which could have a material, adverse effect on our business, financial condition and results of operations.

Further research and development of irofulven, including further extensive human clinical testing, will be required prior to submission of a regulatory application for commercial sale of irofulven. There is a risk that this research and development will not be successful and will not result in a product that will qualify for approval by regulatory authorities for commercial sale. Clinical testing of a pharmaceutical product is subject to approvals by various governmental


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regulatory authorities. There is a risk that regulatory authorities in the
United States and elsewhere, may not allow us to conduct planned additional clinical testing of irofulven or any of our other product candidates. There is also a risk that, if permitted, this additional clinical testing will not prove that irofulven is safe and effective to the extent necessary to permit us to obtain marketing approvals from regulatory authorities. In addition, interim or final results obtained in preclinical studies or in Phase 1 and Phase 2 human clinical trials are not necessarily indicative of results that will be obtained in subsequent or more extensive testing and commercial experience.

We depend on external laboratories and medical institutions to conduct our preclinical and clinical testing. This research must comply with good clinical and laboratory practices required by the FDA. The data obtained from manufacturing and from preclinical and clinical testing are subject to varying interpretations that could delay, limit or prevent regulatory approval. We also may encounter delays or rejection due to: (1) changes in FDA policy during the period of development, or (2) changes in the requirements for regulatory review of each submitted New Drug Application, or NDA. Even if the FDA approves the marketing application of a product, this approval may entail commercially unacceptable limitations on the uses, or "indications," for which a product may be marketed. Further studies may be required to provide additional data on product safety or effectiveness. The FDA also requires post-marketing adverse event surveillance programs to monitor a product's side effects.

An FDA approved product and its manufacturer are subject to continual regulatory review. The discovery of previously unknown problems with a product may result in restrictions or sanctions on this product or manufacturer that could affect the commercial viability of the product or could require withdrawal of the product from the market. Most changes in the manufacturing procedures we use for our approved products, including a change in manufacturer, will require the prior approval of the FDA. This could have an adverse effect upon our ability to continue the commercialization or sale of a product.

Clinical trials are complex and unpredictable and may produce unexpected results which could affect our ability to commercialize our products.

Before obtaining regulatory approvals for the commercial sale of any product under development, including irofulven, we must demonstrate through preclinical studies and clinical trials that the product is safe and effective for use in each target indication. We have not commenced pivotal Phase 3 clinical trials on any of our product candidates and we will most likely be required to do so before submitting an NDA for any product candidate. The results from preclinical animal studies and early human clinical trials may not be predictive of results that will be obtained in larger scale testing. Some of the results we are announcing from Phase 2 clinical trials are interim results and may not be predictive of future results, including final results from such Phase 2 trials, because, among other factors, patient enrollment and the time period for evaluating patient results are not complete. Our clinical trials may not demonstrate the safety and efficacy required for marketing approval of a product. Failure to adequately demonstrate the safety and efficacy of a therapeutic product would prevent regulatory approval of the product. There is a risk that unacceptable toxicities or side effects will occur at any time in the course of human clinical trials or commercial use of any product. The appearance of


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unacceptable toxicities or side effects could interrupt, limit, delay or abort the development of a product or, if previously approved and launched, require its withdrawal from the market. A number of companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in previous animal and human studies.

The time required to complete clinical trials is dependent upon, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including:

     o    the size of the patient population;

     o    the nature of the protocol requirements;

     o    the diversion of patients to other trials or marketed therapies;

     o our ability to recruit and manage clinical centers and associated trials;

     o    the proximity of patients to clinical sites; and

     o    the patient eligibility criteria for the study.

Other factors, such as lack of efficacy and unacceptable toxicities, may result in increased costs and delays or termination of clinical trials prior to completion. In addition, delays in manufacturing of product for our clinical trials could impact our ability to complete our clinical trials as planned. Furthermore, clinical trials must meet various FDA requirements, such as institutional review board oversight, informed consent, and conformance with good clinical practice requirements. Even after being approved by the FDA or foreign regulatory authorities, products may later exhibit adverse effects that prevent their widespread use or necessitate their withdrawal from the market. There is always a risk that any product under development may not be safe when administered to humans.

We depend on a single supplier to provide us with the active ingredient for the production of Salagen Tablets. If such supplier terminates its relationship with us, or is unable to fill our demand for the ingredient, we may be unable to produce Salagen Tablets for commercial sale.

We rely on the Fine Chemicals Division of Merck KgaA as our sole and exclusive supplier of oral-grade pilocarpine hydrochloride, the active pharmaceutical ingredient in Salagen Tablets. To our knowledge, there is currently no other producer of pharmaceutical-grade pilocarpine hydrochloride that is capable of meeting our commercial needs. If our relationship with Merck KgaA terminates, or Merck KgaA is unable to meet our needs for any reason, we will need to find an alternative source of pilorcarpine hydrochloride. If we are unable to identify an alternate source, we may be unable to continue producing Salagen Tablets for commercial sale. Even if we were able to procure adequate supplies of pilocarpine hydrochloride from an alternate source, any disruption in our supply of pilocarpine hydrochloride could have a material adverse effect on our ability to meet customer demand for Salagen Tablets.


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If our third-party manufacturers of Salagen Tablets or any of our other products cease operations or fail to comply with applicable manufacturing regulations, we may not be able to meet customer demand in a timely manner, if at all.

We do not have manufacturing facilities and we rely on one third-party manufacturer for the production of each of our products, including Salagen Tablets. We intend to continue to rely on others to manufacture any future products, including any products that we may acquire or license, and we have no plans to establish manufacturing facilities. The manufacture of our products is, and will be, subject to "good manufacturing practices" regulations prescribed by the FDA or other standards prescribed by the appropriate regulatory agency in the country of use. There is a risk that our manufacturers, including the current manufacturer of Salagen Tablets, will not comply with all applicable regulatory standards, and may not be able to manufacture Salagen Tablets or any other product for commercial sale. If this occurs, we might not be able to identify another third-party manufacturer on terms acceptable to us, or any other terms.

Material changes to an approved product, such as manufacturing changes or additional labeling claims, require further FDA review and approval. Once obtained, any approval may be withdrawn. Further, if we, our corporate partners or our contract manufacturers fail to comply with applicable FDA and other regulatory requirements at any stage during the regulatory process, the FDA may impose sanctions, including:

     o    marketing or manufacturing delays;

     o    warning letters;

     o    fines;

     o    product recalls or seizures;

     o    injunctions;

     o refusal of the FDA to review pending market approval applications or supplements to approval applications;

     o    total or partial suspension of production;

     o    civil penalties;

     o    withdrawals of previously approved marketing applications; or

     o    criminal prosecutions.


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We derive additional product revenues from co-promotion arrangements. If these arrangements terminate for any reason, our revenues will be adversely affected.

In 1999, we entered into agreements with Pharmacia Corporation to co-promote Azulfidine EN-tabs(R) in the United States and with Connetics Corporation to co-promote Luxiq(TM) and Ridaura(R) in the United States. These co-promotion arrangements provide us with revenue to partially fund our operations. The term of our agreements for the co-promotion of Ridaura and Luxiq are expected to conclude in September 2000. We have no control over how our co-promotion partners run their own businesses, and existing or future co-promotion partners may pursue and develop drugs which compete with our co-promoted products. If our co-promotion partners terminate these arrangements for any reason, or if we fail to successfully co-promote these products, our revenues could be adversely affected.

Our business strategy depends on our ability to identify, acquire, license and develop product candidates and identify, acquire or license approved products.

As part of our business strategy we plan to identify, acquire, license and develop product candidates and identify, acquire and license approved products for markets that we can reach through our marketing and distribution channels. If we fail to acquire or license, develop and commercialize additional products or product candidates, or fail to promote or market commercially successful products, our future business and results of operations could be materially and adversely affected. Because we do not directly engage in basic research or drug discovery, we must rely upon third parties to sell or license product opportunities to us. Other companies, including some with substantially greater financial, marketing and sales resources, are competing with us to acquire or license such products or product candidates. We may not be able to acquire or license rights to additional products or product candidates on acceptable terms, if at all. Furthermore, we may not be able to successfully develop any product candidates we acquire or license. In addition, we may acquire or license new products with different marketing strategies, distribution channels and bases of competition than those of our current products. Therefore, we may not be able to compete favorably in those product categories.

If we are unable to enter into and maintain relationships with third-party collaborators, our research and development costs may increase, and we may not be able to develop any of our product candidates in a timely manner, if at all.

We have entered into relationships with third-party collaborators, including manufacturers, to assist us in the development of our product candidates. If any of our collaborators breaches or terminates its agreement with us, or otherwise fails to conduct its collaborative activities in a timely manner, we may experience significant delays in the development or commercialization of the product candidate or the research program covered by the agreement and may be required to devote additional funds or other resources to these activities. Furthermore, if we are unable to enter into alternative arrangements to continue these activities, or are unable to continue these activities on our own, we may be required to terminate the development program.

Our continued success will depend in large part upon the efforts of outside parties. For the research, development, manufacture and commercialization of our products, we will likely enter


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into various arrangements with other corporations, licensors, licensees, outside researchers, consultants and others. However, we cannot assure you that:

     o we will be able to negotiate acceptable collaborative arrangements to develop or commercialize our products;

     o    any arrangements with third-parties will be successful;

     o third-party collaborators will fulfill their obligations to us under any arrangements entered into with them;

     o current or potential collaborators will not pursue treatments for other diseases or seek alternative means of developing treatments for the diseases targeted by our programs or products; or

     o the FDA will believe that our third-party manufacturers are in compliance with good manufacturing practice requirements, which could interrupt product supply or result in recall of previously distributed products.

We rely on multinational and foreign pharmaceutical companies to develop and commercialize our products and product candidates in markets outside the United States.

Our strategy for commercialization of our products in foreign markets is to enter into development and marketing alliances with multinational and foreign pharmaceutical companies. We have entered into alliances with various companies related to the marketing of Salagen Tablets in markets outside the United States. We have entered into an agreement with Dainippon Pharmaceutical Co., Ltd. for the development and commercialization of irofulven in Japan. Revenues from strategic alliances typically include milestone payments and payments based on product sales. Our continued relationships with strategic partners are dependent in part on the successful achievement of development milestones. If we or our partners do not achieve these milestones, or we are unable to enter into agreements with our partners to modify their terms, our business could be adversely affected.

In April 2000, we entered into an agreement with CIBA Vision AG to replace Chiron B.V. as our partner for the sale of Salagen Tablets in Europe. During the transition of regulatory and marketing responsibilities from Chiron B.V. to CIBA Vision AG, issues may arise that could delay CIBA Vision's commercialization plans for Salagen Tablets.

We depend upon licensing revenue from our marketing partners for a material portion of our total revenue. Future licensing revenues from these partners will likely fluctuate from quarter to quarter and year to year depending on:

     o    the achievement of milestones by us or our partners;

     o    the amount of product sales and royalty generating activities; and


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     o    the timing of initiating additional licensing relationships.

In accordance with our accounting policy, we immediately recognize revenue from irrevocable license payments received. Under a pending accounting pronouncement, Staff Accounting Bulletin 101, accounting for these payments may require reversal, deferral and subsequent amortization over a yet to be estimated expected period of benefit. Implementation of this proposed accounting treatment has been deferred by the SEC until the fourth quarter of 2000. We cannot be certain how the implementation guidance forthcoming from the SEC will affect revenue reporting for license payments received.

We believe that our partners in these alliances have an economic motivation to perform their contractual responsibilities, but we cannot control the amount and timing of resources they devote to these activities. The terms of these alliances generally provide that they may be terminated prior to their expiration under circumstances that may be outside our control. The early termination of one or more of these strategic alliances could materially and adversely affect our business, financial condition and results of operations. There is a risk that we will not be able to negotiate additional strategic alliances on acceptable terms or that such future alliances will not be successful.

If we fail to compete successfully with our large, multinational competitors, our revenues and operating results will be harmed.

Competition in the pharmaceutical industry is intense. Most of our competitors are large, multinational pharmaceutical companies that have considerably greater financial, sales, marketing and technical resources than we do. Most of our present and potential competitors also have dedicated research and development capabilities that may allow them to develop new or improved products that compete with our products. Currently, MedImmune, Inc. and Snow Brand Pharmaceuticals, Inc. have drugs that are approved for sale and compete in the same markets as Salagen Tablets. Other pharmaceutical companies are developing products which, if approved by the FDA, will compete directly with Salagen Tablets. Our competitors could also develop and introduce generic drugs comparable to Salagen Tablets, or drugs or other therapies that address the underlying causes of the symptoms which Salagen Tablets treat. If a product developed by a competitor is more effective than our product, or priced less than our product, then our business, financial condition and results of operations could be materially and adversely affected.

If we fail to obtain additional capital to grow our business, we may be unable to complete our product acquisition, licensing and development programs.

We may need to raise additional funds for various reasons including the following:

     o    to fully develop irofulven and other acylfulvene analogs;

     o    to acquire or license additional products or product candidates;

     o    to develop products we have acquired or licensed;


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     o    to support the marketing and sales of additional products;

     o    to obtain necessary working capital; and

     o    to fund operating losses.

We may seek additional funding through public and private financing, including equity and debt financing. Adequate funds for these purposes may not be available when needed or on terms acceptable to us. Insufficient funds may cause us to delay, scale back, or abandon some or all of our product acquisition and licensing programs and product development programs.

We are dependent on our key personnel. If we are not able to attract and retain key employees and consultants, our business could be harmed.

We are highly dependent on the members of our scientific and management staff. If we are not able to retain any of these persons, our business may suffer. In particular, we depend on the services of Charles N. Blitzer, our President and Chief Executive Officer, William C. Brown, our Chief Financial Officer and Secretary, Leon O. Moulder, Jr., our Executive Vice President and John R. MacDonald, Ph.D., our Vice President of Research and Development. For us to pursue our product development, marketing and commercialization plans, we will need to hire additional qualified scientific personnel to perform research and development. We may not be able to attract and retain personnel on acceptable terms, given the competition for such personnel among biotechnology, pharmaceutical and healthcare companies, universities and non-profit research institutions. If we are not able to attract and retain qualified personnel, our business will suffer.

If we are unable to keep up with rapid technological changes in the pharmaceutical or biotechnology industries, we may be unable to continue our operations.

The pharmaceutical and biotechnology industries have experienced rapid and significant technological change. We expect that pharmaceutical technology and biotechnology will continue to develop rapidly. Our future success will depend, in large part, on our ability to develop and maintain technology that is competitive. Technological development by others may result in our products becoming obsolete before they are marketed or before we recover any of our development and commercialization expenses incurred with respect to such products. In addition, alternative therapies or new medical treatments could alter existing treatment regimens, and thereby reduce the need for one or more of our products, which would materially and adversely affect our business, financial condition and results of operations.

If we are unable to obtain intellectual property protection, or protect our proprietary technology, we may be unable to compete effectively.

Our ability to compete effectively with other companies will depend, in part, on our ability to:

     o    maintain the proprietary nature of our products; and


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     o    obtain patent and other proprietary rights.

We were awarded orphan drug status for Salagen Tablets in 1994 as a treatment for the symptoms of xerostomia induced by radiation therapy in head and neck cancer patients and in 1998 for the symptoms of dry mouth associated with Sjogren's syndrome. Orphan drug designation provides market exclusivity for seven years after the product is approved for marketing. Our orphan drug protection for Salagen Tablets will expire in March 2001 for the treatment of symptoms of radiation-induced xerostomia in head and neck cancer patients and in 2005 for the Sjogren's syndrome indication. Upon expiration of our orphan drug protection for Salagen Tablets, we may face competition from manufacturers of generic versions of Salagen Tablets.

We hold an exclusive, worldwide license on patents and patent applications covering acylfulvene proprietary rights including: (1) acylfulvene analogs, including irofulven and use of irofulven as a cancer therapy agent; (2) the method of treating tumors using acylfulvene analogs; and (3) synthetic methods for preparing acylfulvenes. The license applicable to these technologies is subject to certain statutory rights held by the U.S. Government.

Even though we have licensed patents pertaining to acylfulvene analogs, methods of treating tumors using such analogs and synthetic methods for preparing acylfulvenes, this does not mean that we have exclusive rights to all possible acylfulvene analogs, all possible methods of using acylfulvene analogs to treat tumors or all possible synthetic methods for preparing acylfulvenes.

Our competitive position also depends, in part, on our ability to:

     o    enforce our patent rights; and

     o    operate without infringing upon the proprietary rights of others.

We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. Our pending patent applications, those we may file in the future, or those we license from third parties, may not result in patents being issued. Patents, if issued, may be challenged, invalidated or circumvented. In addition, other entities may develop similar technologies that fall outside the scope of our patents. Thus, any patent rights that we own or license from third parties may not provide sufficient protection against potential competitors.

It is possible that our core technologies or activities taken in the course of developing or selling our products will infringe the patents of others. In the event that our technologies infringe the patents or violate other proprietary rights of third parties and those patents or rights are enforceable, we and our corporate partners may be prevented from pursuing product development or commercialization. The laws of foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.


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In addition to patents, we rely on trade secrets and proprietary know-how. We protect our proprietary technology and processes in part by confidentiality agreements with our collaborative partners, employees and consultants. There is a risk that:

     o    these confidentiality agreements will be breached;

     o    we will not have adequate remedies for any breach of these agreements;

     o    our trade secrets will otherwise become known; or

     o our trade secrets will be independently discovered and used by competitors.

If the validity of our patents or other proprietary rights are successfully challenged, our business will suffer.

The biotechnology and pharmaceutical industries have been characterized by litigation regarding patents and other intellectual property rights. The defense and prosecution of intellectual property lawsuits, United States Patent and Trademark Office interference proceedings and related legal and administrative proceedings in the United States and internationally involve complex legal and factual questions. As a result, such proceedings are costly and time-consuming to pursue and their outcome is uncertain. Litigation may be necessary to:

     o    enforce our issued and licensed patents;

     o    protect trade secrets or know-how that we own or license; or

     o determine the enforceability, scope and validity of the proprietary rights of others.

If we become involved in any litigation, interference or other administrative proceedings, we will incur substantial expense and the efforts of our technical and management personnel will be diverted. An adverse determination may subject us to significant liabilities or require us to seek licenses that may not be available from third parties on commercially favorable terms, if at all. Therefore, we and our collaborative partners may be restricted or prevented from manufacturing and selling products employing our acylfulvene technology or our other proprietary technologies.

In some cases, litigation or other proceedings may be necessary to defend against or to assert claims of infringement, to enforce patents issued to us or our licensors, to protect trade secrets, know-how or other intellectual property rights owned by us, or to determine the scope and validity of the proprietary rights of third parties. This litigation could result in substantial costs to us. An adverse outcome in this litigation or proceeding could subject us to significant liabilities, requiring us to cease using the technology or to license the technology from the third party. This could have a material, adverse effect on our business, financial condition and results of operations.


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If the use of one of our products harms people, we may be subject to costly and damaging product liability claims.

We face exposure to product liability claims in the event that the use of our product is alleged to have harmed someone. Although we have taken, and continue to take, what we believe are appropriate precautions, there is a risk that we will not be able to avoid significant product liability exposure. We currently have product liability insurance in the amount of $15 million per occurrence and in the aggregate for the year. There is a risk that our insurance will not be sufficient to cover any potential claims. There is also a risk that adequate insurance coverage will not be available in the future on commercially reasonable terms, if at all. The successful assertion of an uninsured product liability or other claim against us would have a material, adverse effect on our business, financial condition and results of operations.

In addition to product liability risks associated with sales of our products, we may be liable to the claims of individuals who participate in clinical trials of our products. A number of patients who participate in trials are already critically ill when they enter a trial. We cannot assure you that any waivers we may obtain will protect us from liability or the costs of product liability litigation. Our product liability insurance may not provide adequate protection against potential liabilities. Moreover, we may not be able to maintain our insurance on acceptable terms. As a result of these factors, a product liability claim, even if successfully defended, could have a material, adverse effect on our business, financial condition and results of operations.

If we are required to issue a product recall, our future business, results of operations and financial condition could be harmed.

Product recalls may be issued at our discretion or at the discretion of the FDA or other government agencies having regulatory authority for product sales. Product recalls may occur due to manufacturing issues, safety concerns or other reasons. Although none of our products have been recalled, we cannot assure you that product recalls will not occur in the future. We do not carry any insurance to cover the risk of a product recall. Any product recall could materially, adversely affect our business, financial condition and results of operations.

If we are unable to obtain adequate reimbursement from government health administration authorities, private health insurers and other organizations, our business, results of operations and financial condition could be harmed.

Our profitability will depend in part on: (1) the price we are able to charge for our products, and (2) the availability of adequate reimbursement for our products from third-party payors, such as government entities, private health insurers and managed care organizations. Salagen Tablets generally have been eligible for reimbursement from third-party payors, however, third-party payors are increasingly challenging the pricing of medical products and services. There is much uncertainty as to the pricing flexibility pharmaceutical companies will have with respect to newly approved healthcare products. In the United States, we expect that there will continue to be a number of federal and state proposals to implement government control of pricing and profitability of prescription pharmaceuticals. Cost controls, if mandated by a government agency, could decrease the price that we receive for our current or future products. Cost controls could


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also prevent the recovery of potentially substantial development costs and an appropriate profit margin. This would have a material, adverse effect on our business, financial condition and results of operations.

There is also much uncertainty about the reimbursement status of healthcare products. Federal and state regulations govern or influence the reimbursement status of healthcare products in many situations. Although third-party reimbursement is not currently an issue for us, there is a risk that reimbursement will not be available in the future for our products, or that such third-party reimbursement will not be adequate. If government entities and other third-party payors do not provide adequate reimbursement levels for our products, our business, financial condition and results of operations would be materially, adversely affected. A number of legislative and regulatory proposals aimed at changing the nation's healthcare system have been proposed in recent years. Although we cannot predict whether any of these proposals will be adopted, these proposals, if enacted, could have a material, adverse effect on our business, financial condition and results of operations. In certain countries, the sales price of a product must also be approved after marketing approval is granted. There is a risk that we will not be able to obtain satisfactory prices in foreign markets even if we obtain marketing approval from foreign regulatory authorities.

Our operations, and the operations of our third party contractors, involve hazardous materials which could expose us to liability if environmental damage occurs.

Our business activities involve the controlled use of hazardous materials. We cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or environmental discharge, we may be held liable for any resulting damages, which may exceed our financial resources and may materially, adversely affect our business, financial condition and results of operations.

Our stock price is volatile which may result in significant losses to shareholders.

There has been significant volatility in the market prices of pharmaceutical and biotechnology companies' securities. Various factors and events may have a significant impact on the market price of our common stock. These factors include:

     o    fluctuations in our operating results;

     o announcements of technological innovations or acquisitions or licensing of therapeutic products or product candidates by us or our competitors;

     o    published reports by securities analysts;

     o    positive or negative progress with our clinical trials;

     o    governmental regulation, including healthcare reimbursement policies;

     o    developments in patent or other proprietary rights;


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     o    developments in our relationship with collaborative partners;

     o    public concern as to the safety and efficacy of our products; and

     o    general market conditions.

The trading price of our common stock has been, and could continue to be, subject to wide fluctuations in response to these factors, including the sale or attempted sale of a large amount of our common stock into the market. Broad market fluctuations may also adversely affect the market price of our common stock.

Our charter documents, our shareholder rights plan and Minnesota law contain provisions that could delay or prevent an acquisition of our company.

Our charter documents contain provisions that may discourage third parties from seeking to acquire our company. These provisions include:

     o    advance notice requirements for shareholder proposals and nominations;
          and

     o the authority of the board of directors to issue, without shareholder approval, preferred stock with such terms as the board of directors may determine.

In addition, our board of directors has adopted a shareholder rights plan, or "poison pill," which enables our board of directors to issue preferred stock purchase rights triggered by an acquisition of 15 percent or more of the outstanding shares of our common stock. These provisions and specific provisions of Minnesota law relating to business combinations with interested stockholders may have the effect of delaying, deterring or preventing a merger or change in control. Some of these provisions may discourage a future acquisition of our company even if stockholders would receive an attractive value for their shares or if a significant number of our stockholders believed such a proposed transaction to be in their best interest. As a result, stockholders who desire to participate in such a transaction may not have the opportunity to do so.